Exhibit 99.1

Press Release

Satyam’s total income up 33% YoY

Total income Rs.691.15 crore. Net Profit Rs.145.87 crore.

Revenue and EPS for FY04 revised upwards

Hyderabad, January 22, 2004: Satyam Computer Services Ltd (NYSE:SAY) today announced the audited results of the company for the quarter ended December 31, 2003.

Total Income & Software Revenues:

The total income for the quarter (under Indian GAAP) increased to Rs.691.15 crore (US$151.90 mn.) up from Rs.521.50 crore (US$108.06 mn.), reflecting a rise of 32.53% increase (yoy). Software revenues for the period stood at Rs.662.70 crore (US$145.65 mn.), as against Rs.522.26 crore (US$108.22 mn.) in the corresponding quarter of the previous year, recording a 26.89% increase (yoy). This has significantly surpassed the guidance of Rs.620 crore to Rs.630 crore issued at the end of the second quarter of the current fiscal year. The sequential revenue growth of 10.73% in Q3 is witnessed on the back of strong volume growth and price stability.

Net Profit:

Net profit at Rs.145.87 crore (US$32.06 mn.) shows a 24.95% increase over Q3 of the previous year.

EPS:

EPS for the third quarter at Rs.4.63 on par value of Rs.2 per share is well above the Rs.4.05 to Rs.4.15 range forecast earlier.

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Business Outlook:

Quarterly Guidance:

The outlook for the quarter ending March 31, 2004 indicates Income from software services to be between Rs.690 crore and Rs.700 crore and EPS for the quarter to be between Rs.4.58 and Rs.4.65.

Annual Guidance:

The annual guidance for income from software services has once again been revised upwards to 31% in US$ terms, up from 26% to 28% indicated at the end of the second quarter. This translates into expected software revenues between Rs.2511 crore and Rs.2,521 crore as against Rs.2,416 crore to Rs.2,454 crore forecast at the end of Q2. The revised outlook is based on an exchange rate of Rs.45.45/US$.

EPS for the fiscal is expected to be between Rs.17.77 and Rs.17.84, including Rs.0.44 per share due to profit on sale of our stake in Sify Ltd. This reflects an increase from the earlier guidance of Rs.16.69 to Rs.16.95 indicated at the end of Q2.

Commenting on the results, Satyam Chairman B. Ramalinga Raju said, “By maintaining the momentum of the last quarter, Satyam added 29 new Customers, including 6 Fortune 500 corporations. It is significant to mention that 75% of our new Customer wins last quarter, came in competition with large Indian players and global IT services companies with enhanced offshore capabilities. Today, there are specific areas in the enterprise space where we have been acknowledged to have leadership position”.

During the quarter, Satyam added 1087 employees making it the highest quarterly increase in the past three years. This takes the total strength of manpower to over 12,300.

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About Satyam:

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 12,000 highly skilled professionals in Satyam work onsite, offshore or offsite, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, the USA, the UK, Middle East, Malaysia, Singapore, China, Japan and Australia serve over 300 global companies, of which more than 90 are Fortune 500 corporations. The Satyam marketing network spans 45 countries, across five continents.

For more information visit us at: www.satyam.com

For any clarifications, please contact:

Srinivas V Sr. Vice President & CFO, Satyam Computer Services Ltd.	Sridhar Upadhya Senior Manager, Corporate Communications Satyam Computer Services Ltd.

Phone: 040 27843222 (Ext: 4300) e-mail: srinivas_vadlamani@satyam.com	Phone: 040 55237850 Mobile: 98490 97948 e-mail: sridhar_upadhya@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended September 30, 2003 furnished to the United States Securities Exchange Commission on November 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

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